

Mail Stop 7010

June 12, 2008

BY U.S. Mail and facsimile
Dennis B. Tower
Chairman of the Board and Chief Executive Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, California 93309

> Re: **Foothills Resources, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 30, 2008**
> **File no. 1-31547**

Dear Mr. Tower:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Specify the vote needed to approve each item being presented at the annual meeting. State whether your officers and directors who are shareholders have indicated that they will vote to approve the items. If they have, state the number of unaffiliated shares that must be voted to approve each matter.

Item 1(a), page 2

2.   Describe the current provisions of Article IV, Section 4.01 regarding the issuance of preferred and common stock.

Item 1(b), page 3

3.   Specify whether stockholders will be able to increase the size of the Board.

Item 1(c), page 3

4.   Describe the current provisions of Article VII regarding the indemnification of directors and officers. Discuss the interest that the Directors have in this matter being approved.

Item 2(e), page 7

5.   Specify that the removal of directors may only be for cause.

Item 2(i), page 8

6.   State whether any company subsidiaries currently hold stock in the company.

Closing Comments

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Keith Melman, Esq. (by facsimile, 310-728-2359)
        D. Levy